Exhibit 99.2

ORAL AGREEMENT SUMMARY

The below is a summary of the oral agreements between XTC and AS Capital regarding expenses.

XTC has agreed to pay all the expenses of the Company at reasonable negotiated prices at the time such expense payments are required. Any such loans shall be payable upon demand and without interests.